UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	30 August 2022
Number	29/22

Resolutions under section 249N of the Corporations Act for consideration at BHP’s 2022 AGM

In accordance with ASX Listing Rule 3.17A, BHP Group Limited (BHP) advises that it has received the attached resolutions for consideration at BHP’s 2022 Annual General Meeting under s 249N of the Corporations Act from at least 100 shareholders.

BHP’s Notice of Annual General Meeting will include the requisitioned resolutions, the requisitioners’ statements of support, and the Board’s voting recommendations and response.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Sabrina Goulart
Tel: +56 9 8229 5357	Mobile: +1 832 781 6698

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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ATTACHMENT

Resolution 1

Resolution 1 - Special resolution to amend our company’s constitution

To amend the constitution to insert a new clause 46: Member resolutions at general meeting

The shareholders in a general meeting may by ordinary resolution express an opinion, ask for information, or make a request, about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to an issue of material relevance to the company or the company’s business as identified by the company, and cannot either advocate action which would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.

Resolution 2

Resolution 2 - Ordinary resolution on company consistency with limiting warming to 1.5°C

Shareholders request that our company proactively advocate for Australian policy settings that are consistent with the Paris Agreement’s objective of limiting global warming to 1.5°C.

Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of our company.

Resolution 3

Resolution 3 - Ordinary resolution on climate accounting and audit

Shareholders request that from the 2023 financial year, the notes to our company’s audited financial statements include a climate sensitivity analysis that:

•	includes a scenario aligned with limiting warming to 1.5°C,

•	presents the quantitative estimates and judgements for all scenarios used, and

•	covers all commodities.

Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of our company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 30, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary